Press Release

GreenPower Provides Corporate Update

Vancouver, Canada, March 5, 2025 - GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower" and the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, is today providing an update on its investor relations representative and Notice from Nasdaq stock exchange.

As previously disclosed, on February 26, 2024 GreenPower entered into an agreement to appoint RedChip Companies, Inc. ("RC") as an Investor Relations Representative for GreenPower. The agreement had a term of six months and has continued on a month to month basis since then. Under this agreement, RC provides services including assistance preparing investor marketing material, communicating with and marketing to potential investors, shareholders and media contacts and GreenPower pays RC a monthly fee of US $10,500, plus reimbursement of pre-approved costs, for these services. RC is an investor relations firm based in Florida, United States, and is acting as an arms length advisor to GreenPower. To the best knowledge of GreenPower, RC does not have a direct or indirect interest in GreenPower, or the securities of GreenPower, nor does it have any right or intent to acquire such an interest.

On February 27, 2025 GreenPower received a notice from the Nasdaq stock exchange ("Nasdaq") that the closing price of GP shares on Nasdaq has been below the minimum $1 per share for the last 30 consecutive business days, and that GreenPower is therefore out of compliance with Nasdaq Listing Rules. If GP shares close above $1 per share for 10 consecutive trading days within 180 calendar days from the date of notice then GreenPower will regain compliance. If GP shares do not regain compliance with the Nasdaq Listing Rules within 180 calendar days then the Company may be eligible for an additional 180 calendar days to regain compliance if it meets all of the initial Listing Standards for the Nasdaq Capital Market other than the bid price requirement and provides written notice of its intention to cure the bid price requirement criteria.

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2025 GreenPower Motor Company Inc. All rights reserved.